Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computions of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions

(in thousands, except ratios)

	2004	2003	2002	2001	2000
Income from continuing operations before minority interests	35,880	63,260	42,158	52,297	58,809
Add back:
Interest expense	37,647	33,385	35,380	41,024	38,205

Earnings available for fixed charges	73,527	96,645	77,538	93,321	97,014

Fixed Charges:
Interest expense	37,647	33,385	35,380	41,024	38,205
Capitalized interest	8,550	11,780	14,007	13,594	18,009
Distributions on Cumulative Redeemable Preferred units	9,579	13,163	13,500	13,500	13,500
Preferred dividends	3,553	349

Fixed Charges	59,329	58,677	62,887	68,118	69,714

Ratio of earnings to fixed charges and preferred dividends and distributions	1.24x	1.65x	1.23x	1.37x	1.39x

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends and distributions by dividing income from continuing operations before the effect of minority interest plus interest expense, by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of debt issuance costs and preferred dividends and distributions of consolidated subsidiaries.